GROUPE
CLARINS

RECEIVED
2006 OCT 25 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE


06017873

SUPPL

Securities and Exchange Commission
Office of International Corporate Finai
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

RE: Clarins File N° 82-02960

October 12, 2006

Dear Sirs,

Enclosed is a copy of **Clarins Group 2006 third quarter net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

dlw 10/31

5/7, rue du Commandant Pilot, BP 174 • 92203 Neuilly-sur-Seine Cedex, FRANCE • Tél : +33 (0)1 47 38 12 12 • Fax : +33 (0)1 45 00 35 88
Société Anonyme à Directoire et Conseil de Surveillance au capital de 326 037 816 € • R.C. Nanterre B 775 668 155
www.clarins-finance.com

October 12, 2006


GROUPE
CLARINS

2006 NINE MONTHS NET SALES

ACTIVITY IN LINE WITH ANNUAL GUIDANCE

NET SALES BY DIVISION				
Net sales in € Million	**YTD September 2006**	**YTD September 2005**	**Change [1]**	**Like-for-like [2]**
Beauty	468.4	424.2	+ 10.4%	+ 9.6%
Perfume	220.9	274.5	- 19.5%	- 0.7%
Total	**689.3**	**698.7**	**- 1.3%**	**+ 6.2%**

For the first nine months, net sales reached €689.3 million, up 6.2% [2], slightly exceeding the annual target of 6% announced by the Group.

The Beauty Division pursued strong growth in the third quarter fuelled by new launches (additions to the Extra Firming line in the process of being reformulated, *Super Restorative Redifining Body Care*, the first body product of the Super Restorative line and *Skin Difference*, an innovative night skin care treatment for men acting on both beard and skin), combined with solid performances by existing products. Year to date September 2006 consolidated net sales for the Division increased by 9.6 % [2].

As expected and reflecting the high base effect, net sales for perfumes declined in the third quarter. In the same period in 2005, the Perfume Division benefited from the launches of *Silver Black/Onyx* by Azzaro and *Alien* by Thierry Mugler. These two fragrances that are performing well on a sell-out basis are important growth drivers for the Group's two main perfume brands. With no major launches in 2006, the Division's sales slightly decreased (- 0.7%) [2] in the first nine months compared to a strong growth (+ 29.1%) achieved last year.

(1) At average exchange rates
(2) At constant exchange rates and on a comparable basis (excluding the US perfume distribution activity)


CLARINS
PARIS

AZZARO PARIS

Thierry Mugler

PARFUMS Stella Cadente

Consolidated Data in € Million	2006	2005	Change (1)	Like-for-like (2)
1st quarter	238.3	225.1	+ 5.8%	+ 8.6%
2nd quarter	236.3	235.5	+ 0.4%	+ 8.4%
1st half	**474.6**	**460.6**	**+ 3.0%**	**+ 8.5%**
3rd quarter	214.7	238.1	- 9.8%	+ 1.6%
First nine months	**689.3**	**698.7**	**- 1.3%**	**+ 6.2%**

NET SALES BY GEOGRAPHICAL AREA				
Consolidated Data in € Million	**YTD September 2006**	**YTD September 2005**	**Change (1)**	**Like-for-like (2)**
Europe	433.1	412.3	+ 5.1%	+ 5.0%
North America	124.1	166.5	- 25.5%	+ 7.9%
Asia	80.2	70.2	+ 14.3%	+12.4%
Other countries (3)	51.9	49.7	+ 4.3%	+ 3.7%
Total	**689.3**	**698.7**	**- 1.3%**	**+ 6.2%**

(1) At average exchange rates
(2) At constant exchange rates and on a comparable basis (excluding the US perfume distribution activity)
(3) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

Upcoming events (subject to modifications)

- **February 1, 2007 : 2006 net sales**
- **March 15, 2007 : 2006 annual results**


NP

Eurolist - Compartment A

Investor Relations Department – www.clarins-finance.com
Tél. : +33 1 46 41 41 25 – Fax : +33 1 45 00 35 88 – Email : finance@clarins.com


CLARINS
PARIS

AZZARO
PARIS

Thierry Mugler

PARFUMS
Stella Cadente